Filed by Apollo Commercial Real Estate Finance, Inc.

Commission File No. 001-34452

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) and Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following are excerpts from a transcript of a conference call held by ARI’s management with ARI stockholders on April 27, 2016 regarding ARI’s earnings during the first quarter of 2016, in which Stuart A. Rothstein, President and Chief Executive Officer of ARI, and Megan Gaul, Chief Financial Officer of ARI, participated. In addition, an audio recording of the full conference call was made available on ARI’s website today.

Introduction by Operator

Good day, ladies and gentlemen, and welcome to the Apollo Commercial Real Estate Finance, Inc. earnings conference call. I would like to remind everyone that today’s call and webcast are being recorded. Please note that they are the property of Apollo Commercial Real Estate Finance, Inc. and that any unauthorized broadcast, in any form, is strictly prohibited. Information about the audio replay of this call is available in our earnings press release.

I would also like to also call your attention to the customary Safe Harbor disclosure in our press release regarding forward-looking statements. Today’s conference call and webcast include forward-looking statements, projections and we ask that you refer to our most recent filings with the SEC for important factors that could cause actual results to differ materially from these statements and projections.

We do not undertake any obligation to update these forward-looking statements or projections unless required by law. To obtain copies of our latest SEC filings, please visit our website at www.apolloreit.com, or call us at 212 515 3200. At this time I would like to turn the call over to the Company’s Chief Executive Officer, Stuart Rothstein. Sir, please begin.

Stuart A. Rothstein – President and Chief Executive Officer of ARI

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Despite widespread capital markets volatility in the first quarter of the year, ARI had a strong start to the year. The first quarter was highlighted by the closing of new transactions totaling $328 million and our announcement of the acquisition of Apollo Residential Mortgage, Inc., which we view as a cost effective and accretive way to raise incremental capital for ARI.

From a financial perspective, we announced operating earnings per share, excluding expenses related to the AMTG transaction, of $0.51 per share, a 16% increase over the first quarter of last year. These numbers reflected adjustment to exclude approximately $5 million of transaction expenses recorded during the quarter.

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Given our positive outlook with respect to ARI’s opportunity set, we are excited about the capital we will have to deploy as a result of the transaction to acquire AMTG. I will add a few comments about the transaction towards the end of my remarks. But in terms of ARI’s ability to continue to invest and grow its portfolio, we strongly believe that the capital generated from the acquisition will position ARI very well for the second half of this year.

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Lastly, I would like to take a moment to briefly comment on ARI’s pending acquisition of AMTG. On February 26 we announced the signing of a definitive agreement to acquire AMTG in a cash and stock transaction. The acquisition price equals 89.25% of AMTG common book value as of a future pricing date, which will be three days prior to the mailing of the definitive proxy statement to AMTG shareholders, a majority of whom must approve the transaction.

As I said earlier, we view this transaction as an extremely cost effective capital raise as we will issue 13.4 million shares of ARI common stock at $16.75 a share which is a 5% premium to ARI’s March 31, 2016 book value per share. In addition, upon closing we will assume AMTG’s $172.5 million 8% cumulative redeemable perpetual preferred stock which, in our view, we would be unable to replicate in the current market environment.

As we stated in the announcement release, we do not intend to enter the residential mortgage business. We have already arranged the sale of approximately $1.2 billion of non-agency RMBS to certain subsidiaries of Athene Holding expected to take place upon closing.

In addition, we intend to sell the remainder of AMTG’s investment portfolio and redeploy the capital into commercial real estate debt investments. We are very confident in our ability to accretably deploy the incremental capital and have already started the process of building a robust pipeline.

As far as timing, at the beginning of April ARI filed a registration statement with the SEC which includes the preliminary proxy statement and prospectus and we are currently waiting for comments. Pending AMTG’s stockholder approval and other customary closing conditions, we anticipate the transaction will close early in the second half of the year.

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Megan Gaul – Chief Financial Officer of ARI

Thank you, Stuart, and good morning, everyone. For the first quarter of 2016 the Company announced operating earnings of $29.8 million or $0.44 per share.

Excluding one-time expenses associated with the pending acquisition of AMTG, which totaled approximately $5.1 million, ARI reported operating earnings of $34.9 million or $0.51 per diluted common stock, representing a per share increase of 16% as compared to operating earnings of $22.2 million or $0.44 per diluted share of common stock for the three months ended, March 31, 2015.

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Rick Shane – JPMorgan – Analyst

I want to just sort of dive in a little bit, Stuart, in terms of your comments that at this point you are fully invested and that you are essentially waiting for the AMTG deal to close to give you that next slug of capital. And I think it is a very creative way to increase your capital in a tough market.

But I am curious sort of how you approach the second quarter in building that pipeline given the uncertainty of when loans will close and ultimately at least a modest degree of risk related to the AMTG closing.

Stuart A. Rothstein – President and Chief Executive Officer of ARI

We have got a couple things that we will likely get done in the second quarter just with a little bit of capital that we went into the quarter into that I alluded to in my remarks. So we’ll stay somewhat active during the quarter.

I think the challenge you reference is sort of the daily dialogue that goes on between Scott and I in terms of confidence around the merger getting to the finish line, which at a high level we are pretty confident about that right now. What we think truly looks interesting for our next slug of capital.

I think this is one of those situations where ARI benefits tremendously from the fact that beyond ARI we manage other pools of capital in the credit space. And while those pools of capital are not competitive with ARI, they allow Scott and his team to remain active in dialogue with counterparties, borrowers, intermediaries around transactions that will get done in our credit business regardless of whether the ARI can find additional capital or not.

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Rick Shane –JPMorgan – Analyst

And is there any potential backstop from your parent? And the reason I say that is that we, as you know, cover a lot of companies with a lot of different sponsors or different parents. And we have seen your parent step up in the past in certain situations in a — of what I would describe as a very forthright way. Is that ultimately, if something did come down the pipeline, another resource?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

I don’t think — look, I don’t think they’re — we have it used the parent so to speak — and it wouldn’t be the parent, it is other pools of capital that we manage here at Apollo. I would say we have used the broader umbrella to help us with size in the past and have certainly used it, A, to manage ARI’s exposure to any one deal to make sure that nothing gets too large.

But just as importantly to allow ARI to potentially participate in things that would ordinarily be too big. Given the size of ARI I would say we are not approaching the next few months, just because we have got this pending merger going on, any differently.

Scott Weiner – Chief Investment Officer of ARI

Yes, and I would also add, as you remember, we also have loans that are getting repaid. So there always is money kind of coming and going. And depending on what we are doing we also have very good relationships with other lenders who might — we might partner with who might hold a piece and then when we have more capital sell it to us at a later date.

There is a lot of different options. But as Stuart mentioned, we are definitely in the business, we are active, we will be making some new loans in the second quarter. But clearly, assuming the merger happens, that is a large chunk of capital, which we are proactively trying to line things up for. At the same time we don’t want to commit to things until we know we are going to have capital.

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Ryan Tomasello – Keefe, Bruyette & Woods – Analyst

Okay, and then — that was helpful. Just one last one for me. Should we be expecting any incremental transaction costs from the AMTG deal prior to the closing in the second half of the year?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Yes, you will, there is sort of ongoing legal expenses around the deal. There are some other expenses. And then there are some fees that are contingent upon the deal closing. It is tough to predict, to be honest with you, what is going to happen in either Q2 or Q3 because I don’t know when the deal may or may not close until I get comments back from the SEC on the filings. And as I think we indicated in our remarks, we are still waiting for those comments.

But I would say at this point expenses are as we expected them to be. And we certainly — when we agree to pay 89 spot 20 (technical difficulty) AMTG and were confident that we were doing something that was accretive to AR right on a capital raise basis, that certainly assumed an amount of transaction or deal expenses. And what we have incurred to date is consistent with what we assumed as part of the deal.

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Jade Rahmani – Keefe, Bruyette & Woods – Analyst

Sorry, this is a Jade. Just want to confirm, are there additional transaction costs expected on the AMTG deal? And with respect to the assets that you will be boarding, over what time period do you expect to sell those assets?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

So, yes, there will be incremental expenses. As I stated earlier, everything we have incurred to date is sort of in line with what we assumed when we complete — announced the transaction. So timing is a little uncertain because you just don’t know when you are going to incur certain costs with respect to legal work around filings and proxy solicitation and those sorts of things. But I would say the expenses are tracking with what we expected.

And then I think in terms of asset dispositions, as I have stated, our desire is to get out of all of the AMTG assets as quickly as possible and convert the capital to credit — real estate credit investments, commercial real estate credit investments. And I think we will be able to get out of the bulk of the investments in no worse than a quarter and hopefully sooner.

Jade Rahmani – Keefe, Bruyette & Woods – Analyst

And can you just remind us — or perhaps based on projections with respect to the repayment rate on that portfolio, what the balance of assets will be that you will be putting on the ARI balance sheet?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Well, you know, it is a mix of agency and non-agency securities and AMTG has certainly filed publicly what their portfolio information. So you can grab their 1231 information for now and they will report in the coming weeks.

The non-agency, the bulk we have announced as part of the deal that are already presold to Athene, an affiliate of Apollo. And the agency securities for the most part are highly liquid traditional agency securities that we think we will be able to sell very quickly, but prudently obviously just so we are not fire selling them into the market.

Additional Information and Where You Can Find It

In connection with the proposed transaction, ARI filed a preliminary registration statement on Form S-4 that will serve as a prospectus for the ARI shares to be issued as consideration in the proposed transaction and includes a proxy statement of AMTG. The registration statement has not yet become effective and ARI intends to update the registration statement before it becomes effective. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. Following the registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”), these materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. When available after filing, the prospectus and proxy statement and other relevant information may be obtained without charge from the website of the SEC at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

ARI and its directors, executive officers and certain other members of management and employees of ARI may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the transactions with AMTG. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the transactions with AMTG, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Stockholders can find information about ARI and its directors and executive officers and their ownership of ARI’s common stock in ARI’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and in its definitive proxy statement relating to its 2015 annual meeting of stockholders filed with the SEC on March 19, 2015. Additional information regarding the interests of such individuals in the transactions with AMTG will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and ARI’s website at www.apolloreit.com.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and whether and when the proposed transactions with AMTG will be consummated and the anticipated benefits thereof. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.